Exhibit 8.1

SUBSIDIARIES

Exact Name of Registrant as Specified in its Charter	Country of Incorporation
Oceanship Owners Limited	Marshall Islands
Oceanwealth Owners Limited	Marshall Islands
Oceanventure Owners Limited	Marshall Islands
Oceanresources Owners Limited	Marshall Islands
Oceanstrength Owners Limited	Marshall Islands
Oceanenergy Owners Limited	Marshall Islands
Oceantrade Owners Limited	Marshall Islands
Oceanprime Owners Limited	Marshall Islands
Oceanclarity Owners Limited	Marshall Islands
Kifissia Star Owners Inc.	Marshall Islands
Oceanfighter Owners Inc.	Marshall Islands

SK 25754 0002 861290